UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K


[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934
       For the fiscal year ended December 31, 2006 and 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from ___________ to ___________


       Commission file number 1-12372

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                Cytec Employees' Savings and Profit Sharing Plan.

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Cytec Industries Inc.
                              Five Garret Mountain Plaza
                              West Paterson, New Jersey 07424

This Annual Report, including exhibits, contains 20 pages, numbered sequentially, including this cover page. The exhibit index is on page 19.

Item 4.  Required Information
                                                                          Page
                                                                          ----


Report of Independent Registered Public Accounting Firm                    3

Financial Statements

     Statements of Net Assets Available for Benefits
      as of December 31, 2006 and 2005                                     4

     Statements of Changes in Net Assets Available for Benefits
      For the years ended December 31, 2006 and 2005                       5

     Notes to Financial Statements                                       6 - 15

Supplementary Information

     Schedule H, Line 4i - Schedule of Assets Held for Investment
      Purposes as of December 31, 2006                                    16

     Schedule H, Line 4j - Schedule of 5% Reportable Transactions
      for the year ended December 31, 2006                                17

             Report of Independent Registered Public Accounting Firm


To Members and Plan Administrator of
Cytec Employees' Savings and Profit Sharing Plan


We have audited the accompanying statements of net assets available for benefits of Cytec Employees' Savings and Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Cytec Employees' Savings and Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 2006 and 5% reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




AMPER, POLITZINER & MATTIA, P.C.
June 26, 2007
Bridgewater, New Jersey

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS




                                                                        As of December 31,
                                                                        ------------------

                                                                    2006                  2005
                                                                    ----                  ----

Investments, at fair value                                 $    479,515,567      $    458,823,139
                                                           -----------------     -----------------

Loans to members                                                  5,334,711             6,090,205

Receivables:
   Members contributions                                            542,280             1,500,000
   Company contributions                                          7,802,262             4,557,136
                                                           -----------------     -----------------
         Total receivables                                        8,344,542             6,057,136
                                                           -----------------     -----------------

Net assets available for benefits at fair value                 493,194,820           470,970,480
                                                           -----------------     -----------------

Adjustment from fair value to contract value for
 fully benefit-responsive investment contract                     1,224,000             1,697,000
                                                           -----------------     -----------------


Total net assets available for benefits                    $    494,418,820      $    472,667,480
                                                           =================     =================


        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS




                                                                     Years Ended December 31,
                                                                     ------------------------

                                                                    2006                  2005
                                                                    ----                  ----

Additions:
   Members contributions                                   $     18,641,474      $     18,869,328
   Company contributions                                         15,060,371            11,610,795
   Rollover contributions from members                            1,160,906             4,322,747
   Interest on loans to members                                     360,632               307,843
   Interest and dividends                                        15,534,745            12,212,788
   Net appreciation/(depreciation)
    in fair value of investments                                 42,855,041            (4,417,187)
                                                           -----------------     -----------------
Total additions                                                  93,613,169            42,906,314
                                                           -----------------     -----------------

Deductions:
   Benefit payments to members                                   51,282,292            29,765,975
                                                           -----------------     -----------------
Total deductions                                                 51,282,292            29,765,975
                                                           -----------------     -----------------

Net increase prior to transfer                                   42,330,877            13,140,339
   Assets transferred out - business divestiture                (20,579,537)                   -
                                                           -----------------     -----------------

Net increase                                                     21,751,340            13,140,339
Net assets available for benefits:
   Beginning of year                                            472,667,480           459,527,141
                                                           -----------------     -----------------
   End of year                                             $    494,418,820      $    472,667,480
                                                           =================     =================


        The accompanying Notes are an integral part of these statements.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005

(1)  Summary of Significant Accounting Policies
     ------------------------------------------

     (a) Basis of Presentation and Accounting Estimates
         ----------------------------------------------

     The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America ("GAAP") as applied to defined contribution plans and in accordance with the terms of the trust agreement. GAAP requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could materially differ from those estimates.

     (b) New Pronouncement
         -----------------

     As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held By certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

     The FSP guidance was adopted for the year ended December 31, 2006 and applied retroactively to 2005. The financial statement presentation for 2005 has been changed to conform to the presentation for 2006.

     (c) Investment Valuation and Income Recognition
         -------------------------------------------

     Investments, with the exception of investments in the Interest Income Fund as noted in footnote 10(c), are stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held at year-end. The Cytec Stock Fund is valued at its year-end unit closing price (comprised of the year-end market price of shares of Cytec common stock owned by the Cytec Stock Fund plus 0.88% and 0.23% as of December 31, 2006 and 2005, respectively, of cash invested in money market fund assets). Loans are valued at cost which approximates fair value.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

     (c) Investment Valuation and Income Recognition (cont'd)
         ----------------------------------------------------

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     (d) Payment of Benefits
         -------------------

     Benefit payments are recorded when paid.


(2)  Plan Description
     ----------------

     (a) Organization
         ------------

     The Cytec Employees' Savings and Profit Sharing Plan (the "Plan") is a defined contribution plan and was established effective January 1, 1994 for the benefit of employees of Cytec Industries Inc. ("Cytec" or "the Company") and employees of its participating subsidiaries. The following is some general information regarding the Plan:

     The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the allocations of Cytec common stock. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     For a more complete description of the Plan provisions, refer to the Summary Plan Description and Plan Document.

     (b) Members' Contributions
         ----------------------

     Participating employees ("Members") may contribute to the Plan after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Member's earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Members who are at least age 50 or older during a Plan year may make an additional "catch-up contribution" equal to a specified dollar amount on a before tax basis.

     An employee, who is covered by a collective bargaining agreement which allows for participation in the Plan, may be eligible to become a Member.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

     (b) Members' Contributions (cont'd)
         -------------------------------

     Members may elect to make before-tax contributions which defers federal income taxes (and, generally, similar local and/or state income taxes) on their contributions (subject to IRS limitations) until the withdrawal or distribution of those contributions from the Plan.

     The Plan accepts eligible rollover contributions from Members. If a Member has been a participant in a plan subject to the provisions of Section 403
     (b), 457 or 401(a) of the Internal Revenue Code of 1986, as amended, such Member may, within sixty days of receiving a distribution from that previous employer's plan, transfer his or her eligible account balance into the Plan without tax implications.

     (c)  Company Contributions
          ---------------------

     To be eligible for a Company matching contribution, a Member must have completed one year of service, as defined in the Plan.

     Matching contributions made by the Company are equal to 100% of such Members' contributions up to the first 3% of the Members' earnings, and 50% of Members' contributions up to the next 2% of the Members' earnings. For purposes of employee contributions and matched contributions, member earnings are defined by the Plan.

     In addition to matching contributions, at the discretion of the Company, the Company may make a profit sharing contribution equal to a percentage of each Member's earnings and the percentage is determined by a defined formula based on the percentage growth in the Company's earnings per share. To be eligible for a profit sharing contribution, the Member must have been an active employee on December 31 of the respective Plan year and completed at least one year of service. Profit sharing contributions of $7,595,686 and $3,904,828 were made in 2006 and 2005, respectively. The Company can also make an additional discretionary profit sharing contribution to Members who are employed on December 31 of the respective Plan year and who have completed at least one year of service, generally excluding those Members who are corporate officers. The additional discretionary profit sharing contribution is allocated based on each such Members' earnings to the earnings of all such Members. No such additional discretionary profit sharing contributions were made in 2006 or 2005. Profit sharing contributions are recorded by the Plan in the year such contributions are earned, and are credited to the accounts of Members in the early part of the following year. For purposes of each profit sharing contribution, member earnings are the annualized base pay on September 1 in the year for which the contribution is being made.

     All Company matching contributions for Members are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. Profit sharing contributions are invested in the Interest Income Fund, unless specified differently by the Member, (participant directed).

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

     (c)  Company Contributions (cont'd)
          ------------------------------

     The Plan was amended effective May 4, 2004 to designate the portion of the Plan invested in the Cytec Stock Fund as of May 3, 2004, and all subsequent contributions made thereto, as an employee stock ownership plan ("ESOP"). The portion of the Members account invested in the Cytec Stock Fund plus all contributions made thereafter are held in the ESOP Account ("ESOP Account"). Prior to May 4, 2004, a Member who had attained age 55 could only elect to transfer up to 20% of the number of shares of Company Stock credited to his matching account to any other Funds offered under the Plan. Effective May 4, 2004, a Member who has attained the age of 55 may elect to transfer up to 25% of the number of shares of Company Stock credited to his ESOP Account to any other fund offered by the Plan. Each year thereafter, the Member may annually transfer an additional 25% of the number of shares of Company Stock credited to his ESOP Account to any other Funds offered under the Plan.

     If a Member who is eligible to make this diversification election decides not to transfer, or to transfer less than the maximum percentage available for transfer in any particular calendar year, the amount which the Member can transfer in the following calendar year shall be increased by the percentage of the transfer foregone in the previous year.

     Notwithstanding the foregoing, a Member who attains age 60 may elect to transfer 100% of the number of shares of Company Stock in his ESOP Account to one or more other funds. Prior to May 4, 2004, a Member who had attained age 62 could elect to transfer 100% of the value in his matching account to one or more other funds. Members have the option to re-invest cash dividends on ESOP assets or to have the cash dividends distributed. If no election is made, cash dividends are re-invested.

     The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. Effective January 1, 2007, the plan was amended to allow participants with three or more years of service to immediately diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contributions made on or after January 1, 2007. For matching employer contributions made in company stock prior to January 1, 2007, participants with three years of service may diversify up to 33% of such stock fund balances in 2007, up to 66% in 2008, and 100% in 2009 and thereafter.

     (d)  Rollover Contributions
          ----------------------

     On February 28, 2005, the Company completed the acquisition of the Surface Specialties business ("Surface Specialties") of UCB SA ("UCB"). Eligible former Surface Specialties employees had the option to rollover their account balances with UCB's retirement savings plan and participate in the Company's Plan. In 2005, $4,322,747 rollover contributions were made, $3,140,547 of which were attributable to the rollover contributions made by former Surface Specialties employees. $ 1,160,906 rollover contributions were made in 2006.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

     (e)  Vesting
          -------

     All units representing employee contributions, Company match and profit sharing contributions, and earnings or losses thereon are fully vested at all times.

     (f)  Withdrawals
          -----------

     During employment, a Member may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to employee and employer contributions and earnings or losses thereon, subject to certain restrictions. A Member can make hardship withdrawals of employee before-tax contributions which will preclude the Member from making additional employee before-tax contributions to the Plan for a six-month period. Employee before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/1/2. Company matching contributions made before January 1, 2001 and employee after-tax contributions can also be withdrawn.

     (g)  Benefit Payments
          ----------------

     A Member's account balance under the Plan may be distributed in any one of two ways: lump-sum distribution, or in monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code).

     Minimum distributions are required to begin by April 1 of the calendar year following the later of:

     o    The calendar year in which the Member attains 70 1/2 years of age; or

     o The calendar year in which the Member terminates employment from the Company.

     (h)  Loan Provision
          --------------

     An eligible Member may borrow up to fifty percent of the value of his before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a "principal residence" must be repaid in one to fifteen years, at the Member's option. Loans for all other purposes must be repaid in one to five years, at the Member's option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent. In both 2006 and 2005, the applicable loan rates ranged from 4.00% to 10.50%. No more

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

     (h)  Loan Provisions (cont'd)
          ------------------------

     than one loan from the Plan to a Member shall be permitted at any time. All principal and interest payments made by the Member are credited back to the Member's account.


(3)  Fund Management
     ---------------

     Under the terms of a trust agreement the Plan assets are held and managed by the Vanguard Fiduciary Trust Company (the "Trustee"), which has full discretionary power over investments in the Funds subject to the limitations thereon imposed by the investment objectives of the various funds and the provisions of the Employee Retirement Income Security Act of 1974, (as amended).

     The Plan Administrator, who is an officer of the Company and the Named Fiduciary, has full authority to control and manage the operation and administration of the Plan.


(4)  Party-in-Interest Transactions
     ------------------------------

     The Plan invests in mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is a trustee and thus transactions qualify as party-in-interest transactions.


(5)  Non-Participant Directed Funds
     ------------------------------

     All funds are Member directed with the exception of Cytec matching contributions which are solely invested in, and remain in, the Cytec Stock Fund; provided, however, those Members who are at least age 55 may elect an investment change with regards to their ESOP account (which includes all matching contributions), subject to certain restrictions (see Note 2c). Additionally, profit sharing contributions are invested in a Member's Interest Income Fund in the event that Member has not specified into which fund the contribution should be directed.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

(5)  Non-Participant Directed Funds (cont'd)
     ---------------------------------------

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                                 Year Ended
                                                                                December 31,
                                                                                ------------

                                                                         2006                  2005
                                                                         ----                  ----
           Cytec Stock Fund                                     $     76,213,506      $     67,090,611


                                                                                 Year Ended
                                                                                December 31,
                                                                                ------------

                                                                         2006                  2005
                                                                         ----                  ----
           Balance at beginning of year                         $     67,090,611      $     68,231,598
           Changes in net assets available for benefits:
             Contributions                                             7,924,463              7,660,682
             Net appreciation/(depreciation)                          12,570,598             (4,904,467)
             Benefits paid to participants                            (4,656,700)            (3,382,263)
             Transfer to participant directed investments             (6,715,466)              (514,939)
                                                                -----------------     -----------------
           Balance at end of year                               $      76,213,506     $      67,090,611
                                                                =================     =================


(6)  Plan Expenses
     -------------

     Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Trust. Investment advisory fees for portfolio management of Vanguard funds are paid directly from fund earnings. Investment expenses related to the investment contracts in the Interest Income Fund are deducted from the assets in the fund.


(7)  Plan Termination
     ----------------

     The Plan has no termination date and it is the Company's current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

(8)  Tax Status of the Plan
     ----------------------

     The Internal Revenue Service issued a determination letter on May 20, 2004 which stated that the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from federal income taxes under provisions of Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the Internal Revenue Code.


(9)  Risks and Uncertainties
     -----------------------

     The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.


(10) Investments

     (a)  Investment Holdings
          -------------------

          The Plan's investments, which exceed 5% of net assets available for Plan benefits, consisted of the following at December 31:

                                                                         2006                  2005
                                                                         ----                  ----
          Cytec Stock Fund*                                     $    136,044,166      $    136,132,263
          Interest Income Fund (contract value)                      127,916,308           128,160,230
          Vanguard Balanced Index Fund                                33,341,397            31,995,288
          Vanguard 500 Index Fund                                     81,582,887            79,001,375
          Vanguard Explorer Fund                                      25,925,096            24,692,561


            * Includes participant and non-participant directed funds.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)

     (b)  Net Appreciation (Depreciation) in Fair Value of Investments
          ------------------------------------------------------------

     During 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year), appreciated (depreciated) in value as follows:

                                                                         2006                  2005
                                                                         ----                  ----
              Cytec Stock Fund                                  $     24,383,771      $    (10,069,717)
              Mutual Funds                                            18,471,270             5,652,530
                                                                -----------------     -----------------
                                                                $     42,855,041      $     (4,417,187)
                                                                =================     =================

     (c)  Interest Income Fund
          --------------------

     The Interest Income Fund (The Fund) is intended to provide fixed income with minimal risk. The Fund invests primarily in the Vanguard Retirement Savings Trust (VRST) which is a collective investment trust. The VRST invests solely in the Vanguard Retirement Savings Master Trust, which invests primarily in a pool of investment contracts issued by insurance companies and commercial banks, and in contracts backed by high quality bonds, bond trusts and bond mutual funds. The Fund's investment in the VRST Master Trust is valued at the unit value of the VRST. The Fund is a fully benefit-responsive investment, and therefore valued at fair value with an adjustment to contract value as required by the new disclosure guideline (refer to the previous New Pronouncement section). Contract value represents contributions made plus interest accrued at the respective contract rate, less withdrawals. The underlying contracts are nontransferable, but provide for benefit responsive withdrawals.

     The average yield was 4.32% and 4.05% for 2006 and 2005, respectively. The credited interest rate was 4.38% and 4.05% for 2006 and 2005, respectively.

     Investments, at contract value, in the Interest Income Fund at December 31, 2006 and 2005 were:

                                                                         2006                  2005
                                                                         ----                  ----

         Vanguard Federal Money Market                          $              -      $        144,165
         Vanguard Retirement Savings Trust                           127,916,308           128,016,065
                                                                -----------------     -----------------
                                                                     127,916,308           128,160,230
                                                                =================     =================

     Events that limit the ability of the VRST to transact at contract value with the issuer include premature termination of the contracts by the VRST, plant closings, layoffs, plan termination, bankruptcy, mergers and early retirement incentives. The Company does not believe that the occurrence of any such event which would limit the Plan's ability to transact at contract value with participants is probable.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                          Notes to Financial Statements
                           December 31, 2006 and 2005
                                   (Continued)


(11) Mutual Fund Fees
     ----------------

     Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan's investment earnings activity and thus not separately identifiable as an expense.


(12) Business Divestiture
     --------------------

     In July 2006, Cytec announced a definitive agreement to sell its water treatment chemicals and acrylamide product lines to Kemira Group ("Kemira"). In October 2006, the Company completed the first of the three phases of the closing. Kemira offered employment to employees who were involved in the product lines that were transferred. In accordance with this transaction, participant accounts in the amount of $20,579,537 were transferred to a savings plan sponsored by Kemira.


(13) Subsequent Event
     ----------------

     In March 2007, Cytec announced its intent to freeze certain of its U.S. pension plans effective December 31, 2007 (the "Frozen Date"). In conjunction, the Company plans to freeze participation of salaried and nonbargaining employees in the Plan (the "Existing Savings Plan") on the Frozen Date.

     Cytec anticipates that it will offer all U.S. salaried and nonbargaining unit employees the opportunity to participate in an enhanced savings plan (the "New Savings Plan") effective on the Frozen Date. The Company anticipates that the New Savings Plan will provide for Company contributions of 3% of annual pay and additional matching contributions of up to 6% of annual pay.

     The New Savings Plan will also provide for a ten year transition benefit ranging from 1.0% to 10% of an employee's annual pay per year for all employees with more than 10 years of service at the Frozen Date. The transition benefit is intended to compensate long service employees for a limited period for the loss of the accrual of future benefits under the Company's defined benefit pension plans.

                CYTEC EMPLOYEES' SAVINGS AND PROFIT SHARING PLAN
                             Schedule H, Line 4 (i)
                 Schedule of Assets Held for Investment Purposes
                             As of December 31, 2006




                                                                Description of
Identity of issuer, borrower, lessor, or similar party            investment                 Cost             Fair Value
------------------------------------------------------            ----------                 ----             ----------
Vanguard 500 Index Fund (1)                                      Mutual fund                  (3)            $  81,582,887
Vanguard Balanced Index Fund (1)                                 Mutual fund                  (3)               33,341,397
Vanguard Explorer Fund (1)                                       Mutual fund                  (3)               25,925,096
Vanguard International Growth Fund (1)                           Mutual fund                  (3)               21,135,065
Vanguard LifeStrategy Conservative Growth Fund (1)               Mutual fund                  (3)                8,916,921
Vanguard LifeStrategy Growth Fund (1)                            Mutual fund                  (3)               20,172,805
Vanguard Prime Money Market (1)                               Money market fund               (3)                   59,387
Vanguard PRIMECAP Fund (1)                                       Mutual fund                  (3)               18,323,530
Vanguard Total Bond Market Index Fund (1)                        Mutual fund                  (3)                7,322,005
Cytec Stock Fund (4)                                                                     $ 75,116,653          136,044,166
Loan Fund (2)                                                 Participant loans               (3)                5,334,711
Interest Income Fund (5)                                  Collective investment trust         (3)              127,916,308
                                                                                                               -----------
                                                                                                             $ 486,074,278
                                                                                                               ===========

(1)  Party-in-interest

(2)  Rates ranged from 4.0% to 10.5% for loans outstanding during 2006.

(3)  Cost of participant-directed investments is not required.

(4) Party-in-interest and includes both participant and non-participant directed funds.

(5) Party-in-interest and invests 100% in the Vanguard Retirement Savings Master Trust


    See Accompanying Report of Independent Registered Public Accounting Firm

                       CYTEC EMPLOYEES' SAVINGS AND PROFIT
                       SHARING PLAN Schedule H, Line 4 (j)
                     Schedule of 5% Reportable Transactions
                      For the Year Ended December 31, 2006




Identity of Party Involved   Description of Assets     Purchase Price     Selling Price     Cost of Assets     Net Gain or (Loss)
--------------------------   ---------------------     --------------     -------------     --------------     ------------------
The Vanguard Group           Cytec Stock Fund            20,830,476            N/A               N/A                   N/A
The Vanguard Group           Cytec Stock Fund               N/A             45,302,343        28,204,480           17,097,863



    See Accompanying Report of Independent Registered Public Accounting Firm

Signature
---------

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                Cytec Employees' Savings and Profit Sharing Plan



                                By: /s/ Joseph E. Marosits
                                    ----------------------
                                    Joseph E. Marosits
                                    Plan Administrator

June 26, 2007

                                  EXHIBIT INDEX
                                  -------------



23.1        Consent of Amper, Politziner & Mattia, P.C.